Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On December 23, 2019, SGOCO Group, Ltd. (the “Company”), entered into a Share Exchange Agreement with Victor Or for the purchase and sale of Giant Financial Services Limited. Pursuant to the Agreement, the Company acquired all of the issued and outstanding capital stock of Giant Financial Services Limited (“GFS”), a private company incorporated in Samoa, from its sole legal and beneficial owner – Victor Or (“Mr. Or”) at a consideration of $64.7 million, which shall be satisfied by (a) the allotment of 15,992,000 shares of the Company to be issued to Mr. Or on the closing date, representing 19.9% of the total issued and outstanding shares of the Company as of the date of the Agreement, (b) the payment of $21.8 million in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. The consummation of the transactions contemplated by the Share Exchange Agreement occurred on January 31, 2020.

There were no significant accounting policy differences or other items which required adjustment in the accompanying unaudited pro forma condensed consolidated financial statements.

No pro forma balance sheet as of June 30, 2020 and the related pro forma consolidated statements of operations for the six months ended June 30, 2020 are presented as the acquisition of GFS is already reflected in the historical consolidated balance sheet of the Company as of June 30, 2020 and the related consolidated statements of operations for the six months ended June 30, 2020, as included in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on September 3, 2020.

The accompanying unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2019 give effect to the acquisition as if it had been consummated on January 1, 2019.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements of GFS (included herein) as well as those of the Company. The historical consolidated financial statements referred to above for the Company were included in its Form 6-K filed with the SEC on September 3, 2020 for the six months ended June 30, 2020 and Annual Report on Form 20-F for the year ended December 31, 2019. The historical financial statements referred to above for GFS were included in the Company’s Form 6-K/A filed with the SEC on November 20, 2020.

The accompanying unaudited pro forma condensed consolidated financial information and the historical consolidated financial information presented herein should be read in conjunction with the historical consolidated financial statements and notes thereto for the Company.

The unaudited pro forma condensed consolidated statements of operations include pro forma adjustments which reflect transactions and events that (a) are directly attributable to the acquisition of GFS, (b) are factually supportable and (c) with respect to the condensed statements of operations, have a continuing impact on consolidated results. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial information does not reflect future events that may occur after the acquisition. The unaudited pro forma condensed consolidated financial information is provided for informational purposes only and is not necessarily indicative of the results of operations that would have occurred if the acquisition of GFS had occurred on January 1, 2019, nor is it necessarily indicative of the Company's future operating results. The pro forma adjustments are subject to change and are based upon currently available information and certain assumptions that the Company believes are reasonable.

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SGOCO GROUP, LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

(In thousands of U.S. dollars except share and per share data)

	GFS	SGOCO GROUP, LTD. AND SUBSIDIARIES	Pro Forma adjustments	Pro Forma adjustments	Pro Forma adjustments	Pro Forma
	(A)	(B)	(a)	(b)	(c)
REVENUES	$2,973	$5,525	(1,577)			6,921

COST OF GOODS SOLD	346	4,119	(1,577)			2,888

GROSS PROFIT	2,627	1,406	-			4,033

OPERATING EXPENSES:
General and administrative expenses	54	4,350			470	4,874
Reversal for guarantee	-	(974)				(974)
Provision for loan losses and interest receivable	-	194				194
Impairment loss of intangible assets	-	18,893				18,893
Impairment loss of property, plant and equipment	-	60				60
Impairment loss of goodwill	-	20,556				20,556
Total operating expenses	54	43,079	-	-	470	43,603

OPERATING LOSS FROM CONTINUING OPERATIONS	2,573	(41,673)	-	-	(470)	(39,570)

OTHER INCOME (EXPENSES):
Interest income	-	1				1
Interest expense	-	(218)		(2,278)		(2,496)
Other income (expense), net	-	162				162
Gain from disposal of a subsidiary	-	3				3
Gain on change in fair value of warrant derivative liability	-	33				33
Total other income (expenses), net	-	(19)		(2,278)	-	(2,297)

LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	2,573	(41,692)		(2,278)	(470)	(41,867)

INCOME TAX BENEFIT	(387)	4,640		376	78	4,706
NET LOSS FROM CONTINUING OPERATIONS	2,186	(37,052)		(1,902)	(392)	(37,161)
LOSS FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	-	(7)		-	-	(7)
NET LOSS	2,186	(37,059)		(1,902)	(392)	(37,168)

LOSS PER SHARE:
Basic		(0.47)				(0.39)
Diluted		(0.47)				(0.39)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic		79,197,068				95,189,068 (d)
Diluted		79,197,068				95,189,068 (d)

(A) Source:  audited financial statements of Giant Financial Services Limited for the year ended December 31, 2019, as filed in this Current Report on Form 6-K/A.

(B) Source:  audited financial statements of SGOCO Group, Ltd for the year ended December 31, 2019 on Form 20-F filed with the SEC on June 15, 2020.

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SGOCO GROUP, LTD.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Description of Transaction and Basis of Presentation

The unaudited pro forma condensed consolidated statements of operations are based upon (a) the historical consolidated financial statements of the Company, which were included in its (a) Annual Report on Form 20-F for the year ended December 31, 2019, which were included in the Company’s Form 20-F filed with the SEC on June 15, 2020; and (b) the historical financial statements of Giant Financial Services Limited (“GFS”), which were included in the Company’s Form 6-K/A filed with the SEC on November 20, 2020.

The unaudited pro forma condensed consolidated statements of operations reflect the acquisition by the Company of GFS as if the acquisition had been consummated on January 1, 2019.

No pro forma balance sheet as of June 30, 2020 and the related pro forma consolidated statements of operations for the six months ended June 30, 2020 are presented as the acquisition of GFS is already reflected in the historical consolidated balance sheet of the Company as of June 30, 2020 and the related consolidated statements of operations for the six months ended June 30, 2020, as included in its Form 6-K filed with the SEC on September 3, 2020.

Pro Forma Adjustments

The following pro forma adjustments are included in the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2019:

(a)	Reflects the elimination of post-acquisition historical revenues and expenses of GFS being consolidated in the historical condensed consolidated statement of operations of SGOCO Group, Ltd.

(b)	Represents the additional interest expense related to the promissory note issuance of $28.5 million with a coupon interest rate of 8.0% interest rate per annum.

(c)	Includes the amortization of the acquired intangible assets of GFS.
(d)	Represents the increase in the weighted average shares in connection with the issuance of 15,992,000 common shares to finance the acquisition.

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